

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2023

Jayesh Chandan
Chief Executive Officer
Gorilla Technology Group Inc.
Meridien House
42 Upper Berkeley Street
Marble Arch
London, United Kingdom W1H 5QJ

      Re: Gorilla Technology Group Inc.
           Registration Statement on Form F-3
           Filed August 17, 2023
           File No. 333-274053

Dear Jayesh Chandan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology

cc: Stephen Ashley